UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Geeknet, Inc.

(Name of Subject Company)

Geeknet, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36846Q203

(CUSIP Number of Class of Securities)

Kathryn K. McCarthy

President, Chief Executive Officer
11216 Waples Mill Rd., Suite 103
Fairfax, Virginia 22030
(877) 433-5638

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on June 15, 2015 by Geeknet, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gadget Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), and subsidiary of GameStop Corp., a Delaware corporation (“Parent”), to purchase all of Geeknet, Inc.’s outstanding common stock, par value $0.001 per share (the “Shares”), for $20.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 15, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text immediately before the subsection entitled “Forward-Looking Statements”:

Expiration of the Offer.

The Offer and withdrawal rights expired at 11:59 p.m., New York time, at the end of the day on July 13, 2015. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised Parent and Acquisition Sub that, as of the expiration of the Offer, a total of 5,924,736 Shares had been validly tendered into and not withdrawn from the Offer (including 31,611 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 86.39% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Acquisition Sub acquired sufficient Shares so that the Merger may be consummated without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Acquisition Sub will effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than the Shares held by Parent, Acquisition Sub or the Company as treasury stock and by a stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respect with, the applicable provisions of Delaware law) will be converted automatically into the right to receive an amount of cash equal to $20.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Merger Consideration”). All Shares converted into the right to receive the Merger Consideration will be canceled and cease to exist. All Shares will be

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delisted from the Nasdaq Global Market and the Company’s common stock will be deregistered under the Exchange Act.

The full text of the press release issued on July 14, 2015, announcing the results of the Offer, is incorporated herein by reference to Exhibit (a)(5)(C) to the amended Schedule TO of Parent and Acquisition Sub filed on July 14, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Geeknet, Inc.

By:	/s/ Kathryn K. McCarthy
Name:	Kathryn K. McCarthy
Title:	President, Chief Executive Officer

Dated:  July 14, 2015

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